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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK BOX IF NO LONGER               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB NUMBER:       3235-0287
    SUBJECT TO SECTION 16.                                                                              EXPIRES: APRIL 30, 1997
    FORM 4 OR FORM 5 OBLI-    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    GATIONS MAY CONTINUE.        Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    SEE INSTRUCTION 1(b).                Section 30(f) of the Investment Company Act of 1940           -----------------------------
/ / FORM 3 HOLDINGS REPORTED
/X/ FORM 4 TRANSACTIONS REPORTED
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1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                  to Issuer (Check all applicable)
                                                                                                X  Director           10% Owner
   McNamara      Donald         J.             FelCor Lodging Trust, Inc. (FCH)                ----               ----
-------------------------------------------------------------------------------------------     X  Officer (give      Other (specify
   (Last)       (First)      (Middle)       3. IRS or Social Security  4. Statement for        ----         title ----       below)
                                               Number of Reporting        Month/Year                        below)
                                               Person (Voluntary)                                     Chairman of the Board
545 E. John Carpenter Frwy., Suite 1300                                 November 2001               --------------------------
-------------------------------------------                            -------------------------------------------------------------
                (Street)                                               5. If Amendment,       7. Individual or Joint/Group Reporting
                                                                          Date of Original             (check applicable line)
                                                                           (Month/Year)         X Form Filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                                  Reporting Person
Irving           Texas         75062                                                           ---
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   (City)       (State)         (Zip)       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security             2. Trans-  3. Transac-   4. Securities Acquired (A) or  5. Amount of    6. Owner-     7. Nature of
   (Instr. 3)                       action     tion          Disposed of (D)                Securities      ship          Indirect
                                    Date       Code          (Instr. 3, 4 and 5)            Beneficially    Form:         Beneficial
                                               (Instr. 8)                                   Owned at        Direct        Ownership
                                   (Month/                                                  end of          (D) or        (Instr. 4)
                                    Day/                  ------------------------------    Issuer's        Indirect
                                    Year)                    Amount    (A) or    Price      Fiscal Year     (I)
                                                                       (D)                  (Instr. 3       (Instr. 4)
                                                                                            and 4)
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Common Stock                        11/16/01     J4(1)        1,500      D       $14.84                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)        8,500      D       $14.83                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)       12,000      D       $14.80                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)          400      D       $14.82                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)          800      D       $14.74                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)        6,800      D       $14.73                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)       10,000      D       $14.75                     I(1)               (1)
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Common Stock                        11/16/01     J4(1)       10,000      D       $14.76                     I(1)               (1)
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Common Stock                        11/19/01     J4(1)        6,500      D       $15.13                     I(1)               (1)
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Common Stock                        11/20/01     J4(1)       43,500      D       $15.34      818,384        I(1)               (1)
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                      Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 5 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Trans-     5. Number of             6. Date Exer-
   (Instr. 3)                          sion of      action      action        Derivative               cisable and
                                       Exercise     Date        Code          Securities Ac-           Expiration
                                       Price of    (Month/      (Instr. 8)    quired (A) or            Date
                                       Deriv-       Day/                      Disposed of              Month/Day/
                                       ative        Year)                     (D)                      Year)
                                       Security                               (Instr. 3, 4, and 5)

                                                                            ----------------------  --------------------
                                                                               (A)        (D)        Date      Expir-
                                                                                                     Exer-     ation
                                                                                                     cisable   Date
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of Deriv-      ship           ture of
   (Instr. 3 and 4)                    Deriv-     ative          of             Indirect
                                       ative      Secur-         Deriv-         Bene-
                                       Secur-     ities          ative          ficial
                                       ity        Bene-          Secur-         Owner-
                                       (Instr.    ficially       ity:           ship
                                       5)         Owned          Direct         (Instr. 4)
------------------------------------              at End         (D)
                                                  of Year        or In-
                     Amount or                    (Instr. 4)     direct
       Title         Number of                                   (I)
                     Shares                                      (Instr. 4)
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Explanation of Responses:


(1) In connection with the winding up and dissolution of five limited partnerships of which Mr. McNamara held an indirect beneficial ownership interest, a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara's family received
      116,184 shares of common stock of FelCor, which represent the partnership's pro-rata share of the limited partnerships' interests in FelCor. Mr. McNamara does not have investment control over the partnership and disclaims any beneficial ownership of the shares held by the partnership.


 ** Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                     /s/ Donald J. McNamara           03/22/2002
                                                                                 -------------------------------    ---------------
                                                                                 **Signature of Reporting Person        Date




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